SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T109

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T109

1	Names of Reporting Persons Ryo Kubota
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 10,250,654
	8	Shared Voting Power 7,752,425 (1)
	9	Sole Dispositive Power 10,250,654
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,003,079 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.3% (2)
14	Type of Reporting Person IN

(1)	On January 28, 2015, Dr. Ryo Kubota entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) with SBI Holdings, Inc.(“SBI”) and various subsidiaries of SBI (collectively with SBI, the “Voting Shareholders”), who beneficially own 7,752,425 shares of Common Stock (defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Dr. Kubota that he has beneficial ownership over any of the 7,752,425 shares of Common Stock beneficially held by the Voting Shareholders for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2014.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the “Common Stock”) of Acucela Inc. (the “Issuer”).

The Issuer’s principal executive offices are located at:

1301 Second Avenue, Suite 1900,

Seattle, Washington

98101-3805.

Item 2.	Identity and Background

(a)	NAME OF PERSON FILING:

Ryo Kubota (the “Reporting Person”)

(b)	ADDRESS OF RESIDENCE OR PRINCIPAL BUSINESS ADDRESS:

1301 Second Avenue, Suite 1900

Seattle, Washington

98101-3805

(c)	The Reporting Person is currently employed by the Issuer and his employment is conducted at the address under Item 1 of this Schedule 13D.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Japan

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person entered into the Voting Agreement with the Voting Shareholders described in Items 4 and 6 below. The Reporting Person did not pay any consideration to the Voting Shareholders or any of its subsidiaries or affiliates in connection with the Voting Agreement.

Item 4.	Purpose of Transaction

The Reporting Person and the Voting Shareholders entered into the Voting Agreement for the purposes of making certain changes to the composition of the board of directors of the Issuer (the “Board”). The Voting

Agreement provides amongst other things that the Reporting Person and the Voting Shareholders promptly vote the shares of the Issuer’s common stock (the “Common Stock”) they collectively beneficially hold to remove Peter Kresel, Brian O’Callaghan, Glen Y. Sato and Michael Schutzler from the Board at either an annual or special meeting of shareholders or in connection with any request to approve removal of such persons from the Board by written consent. The Reporting Person and the Voting Shareholders also agreed to vote or act with respect to their shares of Common Stock so as elect Yoshitaka Kitao, Robert Takeuchi, Shiro Mita, Eisaku Nakamura and Ryo Kubota (collectively, the “Director Designees”) as members of the Board at any annual or special meeting of shareholders of the Issuer or whenever members of the Board are to be elected by written consent.

Item 5.	Interests in Securities of the Issuer

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item

(a) and (b)

The Reporting Person is the direct beneficial holder of 10,250,654 shares of Common Stock and has sole voting and dispositive power over such shares. Additionally, for the purposes of Rule 13d-3 under the Act, as a result of entering into the Voting Agreement, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 7,752,425 shares of Common Stock that are beneficially owned by the Voting Shareholders and that are subject to the Voting Agreement, which when combined with the 10,250,654 beneficially owned by the Reporting Person prior to entering the Voting Agreement result in a total of 18,003,079 shares of Common Stock representing approximately 50.3% of the Issuer’s outstanding Common Stock. This percentage is calculated based on a total of 35,804,384 shares of Common Stock outstanding as of November 11, 2014, which was reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014. Notwithstanding the preceding, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the 7,752,425 shares Common Stock beneficially held by the Voting Shareholders for purposes of the Act or for any other purpose, and the Reporting Person’s beneficial ownership over such shares is expressly disclaimed.

The Voting Shareholders consist of:

SBI Holdings, Inc.

SBI Capital Management Co., Ltd.

SBI Investment Co., Ltd.

SBI Incubation Co., Ltd.

Trans-Science No. 2A Investment Limited Partnership

SBI Transscience Co., Ltd.

BIOVISION Life Science Fund No.1

SBI BB Media Investment Limited Partnership

SBI Bio Life Science Investment LPS

SBI BB Mobile Investment LPS

SBI Phoenix No. 1 Investment LPS

SBI Broadband Fund No. 1 Limited Partnership

Each of the Voting Shareholders is a corporation, partnership or private investment fund organized in Japan and the address for each of the Voting Shareholders is Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan.

During the past five years, to the knowledge of the Reporting Person, none of the Voting Shareholders has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information pertaining to the Voting Shareholders in this Item 5 is based solely upon statements made by the Voting Shareholders in a Schedule 13D/A filed by the Voting Shareholders with the SEC on October 10, 2014.

(c)

Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past sixty days and to the knowledge of the Reporting Person none of the Voting Shareholders have effected any transaction in the Common Stock subject to the Voting Agreement over that same time period.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement and reported in this Schedule 13D.

(e)

Not applicable

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into the Voting Agreement with the Voting Shareholders pursuant to which the Reporting Person was appointed as the proxy and attorney-in-fact to vote by act or written consent during the term of the Voting Agreement all 7,752,425 shares of Common Stock beneficially held by the Voting Shareholders to remove Peter Kresel, Brian O’Callaghan, Glen Y. Sato and Michael Schutzler from the Board and to appoint the Director Designees as new members of the Board. This proxy and power of attorney granted by the Voting Shareholders to the Reporting Person is irrevocable during the term of the Voting Agreement.

Any additional shares of Common Stock acquired by either the Reporting Person or the Voting Shareholders after the date of the Voting Agreement become subject to the terms of the Voting Agreement and outside of limited exceptions, the ability of either party to transfer any of the shares of Common Stock held by such party is prohibited.

The Voting Agreement may be terminated upon the earliest of (a) the sale, conveyance or disposal of all or substantially all of the Issuer’s property or business, (b) if the Issuer is merged into or consolidated with any other corporation (other than with a wholly-owned subsidiary corporation or in a merger effected exclusively for the purposes of changing the domicile of the Company), (c) if the Issuer effects any other transaction(s) in which more than 50% of the voting power of the Issuer is disposed of, (d) with respect to a Voting Shareholder individually, the date upon which such Voting Shareholder no longer had beneficial ownership of any Common Stock, and (e) the six month anniversary of the date of the Voting Agreement.

The summary of the Voting Agreement in this Item 6 and in Item 4 above is not complete and is qualified in its entirety by reference to the complete Voting Agreement, which is filed as Exhibit 7.1 to this Schedule 13D and is incorporated by reference into both this Item 6 and Item 4 above.

Item 7.	Materials to be Filed as Exhibits

Exhibit 7.1	Voting Agreement and Irrevocable Proxy dated January 28, 2015, between Ryo Kubota and certain shareholders of Acucela Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015	/s/ Ryo Kubota
RYO KUBOTA